Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation
Impac Funding Corporation	California
IMH Assets Corp.	California
Copperfield Financial, LLC. (1)	Delaware
Copperfield Capital Corporation.	Delaware
Integrated Real Estate Service Corporation (2)	Maryland

(1)	Copperfield Financial, LLC owns 100% of Copperfield Capital Corporation.
(2)	IRES owns 100% of Impac Mortgage Corp., a California corporation formerly known as Excel Mortgage Servicing, Inc.